February 20, 2009
BY EDGAR SUBMISSION
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Dick’s Sporting Goods, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008
Filed March 27, 2008
Definitive Proxy Statement on Schedule 14A
Filed May 7, 2008
File No. 001-31463
Dear Mr. Owings:
     Enclosed please find our responses to the comments set forth in the letter dated January 30, 2009 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced documents. References to the “Company”, “we”, or “our” in this letter refer to Dick’s Sporting Goods, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.
As requested by the Staff, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Based on oral representations made by the Staff and confirmed by our outside counsel in correspondence filed on February 12, 2009, our responses to the Staff comments are forward looking and relate to disclosures to be made in our Form 10-K and proxy statement for the fiscal year ended 2008, to be filed in 2009. All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information is in regular type.
Form 10-K for Fiscal Year Ended February 2, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

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February 20, 2009

Overview
1.	Recent news reports regarding the economy and analyses of the recent difficulties in the retail, financial and credit markets have focused on the negative impact these uncertain times have had on consumer retail spending in 2008. Please ensure that you discuss in detail the actions you have taken and expect to continue to take in light of the current economic environment with respect to reductions in capital spending or implementation of operating expense reductions. Please revise your disclosure to provide an overview of your performance in the last fiscal year, to discuss how these trends and current economic issues are affecting your current operations as well as liquidity, and to discuss the impact you anticipate they will have in future periods. In this regard, discuss any specific programs you have developed or will develop in order to address these trends and offset their impact on results of operations in future periods. See Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.
Response: In this response, we have described certain elements, factors and scope of intended disclosure for future filings. These disclosures are for illustrative purposes only, and any actual future disclosures will reflect the facts and circumstances that exist at the time of the related filing, as well as changes based on any future guidance, interpretations or new rules issued by the Commission or Staff on these matters.
Given recent macro-economic factors, we anticipate revising our Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a more detailed discussion of actions that we have taken and that we plan to take with respect to reductions in capital spending and implementation of certain operating expense reductions in response to the current economic environment. We also intend to provide a discussion with respect to the specific programs we have developed or are in the process of developing to address these trends and mitigate their impact on results of operations in future periods; the following are examples of specific disclosure that we currently plan to include in our discussion:

“The primary factors which historically influenced the Company’s profitability and success have been its growth in the number of stores and selling square footage, its positive comparable store sales, and its strong gross profit margins. In the last five years, the Company has grown from 163 stores as of the end of fiscal 2003 to 487 stores as of the end of fiscal 2008, reflecting both organic growth and acquisitions. The Company continues to expand its presence through the opening of new stores, although its rate of growth has decreased from the rate of growth experienced in earlier years. This decrease in our rate of growth reflects the Company’s larger size, our decision to temporarily slow our store growth goals, subject to developers’ providing suitable real estate for new store locations, and the more recent experience of negative comparable same store sales.

Fiscal 2008 was a difficult operating environment for our industry due to numerous external factors weighing on specialty retail sales. The pressures on the consumer have intensified as unemployment has risen, equity markets have declined, and concerns about the broader economy have grown. These factors, combined with falling home prices and tight credit markets, suggest continued pressure on specialty retail consumers in the near term. The Company continues to see the greatest sales weakness in bigger ticket discretionary purchases, including golf and exercise equipment, while the lodge business has benefited from higher gun and ammunition sales. However, since the balance of macro-economic factors that impact the Company’s business

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February 20, 2009

remains unfavorable, the Company will continue to take a cautious approach to ensure that it is well positioned to capitalize on opportunities as they develop.

As a result, the Company has implemented numerous strategies to help it manage through these uncertain times, including remaining focused on reducing costs, conserving cash and managing inventories in line with sales trends. The Company has trimmed planned fiscal 2009 capital expenditures to approximately $[65] million compared to $[115] million in fiscal 2008, net of proceeds from sale leaseback transactions and allowances received from landlords. The Company believes its strong balance sheet, which included $74.8 million in cash and cash equivalents and no outstanding borrowing under its $440 million Credit Agreement at fiscal 2008 year end increases its financial flexibility and further strengthens its ability to successfully manage through this economic crisis.

The Company expects to continue to generate positive cash flow to fund its operations and to take advantage of growth opportunities. The Company believes its existing Credit Agreement is sufficient to support its ongoing operations and future plans for fiscal 2009.

In order to monitor the Company’s success, the Company’s senior management monitors certain key performance indicators, including:
•	Comparable same store sales growth – Fiscal 2008 comparable store sales decreased [4.8%] compared to a 2.4% increase in fiscal 2007. The Company believes that its comparable stores sales performance was affected by numerous challenges, including a difficult macro-economic environment, declining consumer confidence resulting in lower than anticipated customer traffic and particularly cautious spending. Although the Company believes it has improved its merchandise offerings, the effect of those improvements have been hampered by the macro-economic environment. The Company’s current strategy is to target a general overall trend to return to comparable store sales growth, although it recognizes that it continues to be affected by many of these factors. The Company believes that its ability to realize such a general overall positive trend in comparable store sales will prove to be a key factor in achieving its targeted levels of earnings per share and continuing its store expansion program to an ultimate goal of at least 800 locations across the United States.

•	Positive operating cash flow – The Company generated $[160] million of cash flow from operations in fiscal 2008 compared with $262.8 million in fiscal 2007. Although operating cash flow decreased in the current fiscal year compared to last year, the Company believes it will generate operating cash flow, together with its other sources of liquidity, sufficient to fund the ongoing needs of the business. The Company believes that, historically, a key strength of its business has been the ability to consistently generate positive cash flow from operations. Strong cash flow generation is critical to the future success of the Company, not only to support the general operating needs of the Company, but also to fund capital expenditures related to new store openings, relocations, expansions and remodels, costs associated with its corporate headquarters and its distribution centers, costs associated with continued improvement of information technology tools and costs associated with potential strategic acquisitions that may arise from time to time. See further discussion of the Company’s cash flows in the Liquidity and Capital Resources section of this MD&A.

•	Quality of merchandise offerings – To monitor and maintain acceptance of its merchandise offerings, the Company monitors sell-throughs, inventory turns, gross margins and

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February 20, 2009

markdown rates on a department and style level. This analysis helps the Company manage inventory receipts and markdowns to reduce cash flow requirements and deliver optimal gross margins by improving merchandise flow and establishing appropriate price points to minimize markdowns.

•	Cost reduction efforts – The Company implemented numerous initiatives during fiscal 2008 aimed at maintaining tighter expense controls. These initiatives included optimizing the Company’s overall advertising costs, costs associated with operating its stores and distribution centers, as well as general and administrative costs. The Company has redirected a portion of its advertising costs to enhance consumer penetration by focusing on events, frequency, distribution, media types, and sponsorships. The Company has adjusted store staffing levels and operating hours to reflect current and anticipated traffic levels and has focused on energy conservation programs to further lower store operating costs. Staffing adjustments at the Company’s distribution centers, including the closure of the Conklin return to vendor facility in January 2009, have been made to reflect anticipated merchandise receipt volumes. The Company has also implemented various administrative cost reduction initiatives, including a freeze on corporate staffing levels other than those necessitated by our back office consolidation of recently acquired businesses, efforts to manage compensation related expenses and benefits and reducing travel and entertainment expenses.

•	Capital reduction efforts — The Company expects to reduce is capital spending in fiscal 2009 to a projected target of $[65] million compared to $[115] million in fiscal 2008, net of proceeds from sale leaseback transactions and allowances received from landlords. The Company currently plans to scale back its store expansion program to approximately [20] stores during fiscal 2009. This level of store expansion is significantly lower than historical levels and will enable the Company to preserve more capital for information technology enhancements, specifically for the continued integration and store conversions of the Chick’s Sporting Goods stores acquired in November 2007. The Company has created a capital appropriations committee to approve all capital expenditures in excess of certain amounts and to group and prioritize all capital projects between required, discretionary, and strategic.”
In addition, we intend to expand our overview of our performance in the last fiscal year, so as to highlight more how current trends and economic issues have and are affecting our current liquidity and operations, as well as the impact we anticipate such trends and issues will have or continue to have in future periods. For example, we intend to provide language similar to the following, which was included in our last Form 10-Q filing for our quarter ended November 1, 2008:

“We believe that the U.S. economy is facing very challenging times, and that general economic conditions could deteriorate further. We believe these conditions have had, and will continue to have, an adverse impact on spending by the customers we serve. Because of these challenges, we continue to review and adjust our business activities to address the changing economic environment and, as a result we believe we are prudently growing our business, carefully managing inventory and liquidity and enforcing expense controls. Due to the uncertainty in the overall economic environment and the unpredictability of consumer behavior, it is very difficult for us to predict how our business may perform in the future. Our business and financial performance may be adversely affected by current and future economic conditions that cause a decline in business and consumer spending, including a reduction in the availability of credit,

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February 20, 2009

increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and recession. In addition, because macro-economic factors can impact charges we are required to take relating to asset impairments, these events could lead to impairment charges.”

“The comparable store decrease was driven primarily by a decrease in transactions of approximately 4.4% and a decrease of approximately 0.4% in average unit retail price at Dick’s Sporting Goods stores, reflecting declining consumer confidence that resulted in lower traffic and more cautious spending. Every 1% change in comparable store sales would have impacted fiscal 2008 earnings before income taxes by approximately $[11] million.”

“Merchandise margins were impacted by lower initial markups and higher markdowns to liquidate inventory and bring levels closer to the current sales trends. The Company’s inventory per square foot declined [12.2]% to $[33.99] at January 31, 2009 compared to February 2, 2008. Every 10 basis point change in merchandise margin would have impacted fiscal 2008 earnings before income taxes by approximately $[4] million.”
Liquidity and Capital Resources, page 36
2.	Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail economic environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary sources of liquidity are cash flows from operations and your Credit Agreement. For example, we note your indication that you are constructing a 657,000 square foot distribution center near Atlanta, Georgia which is expected to be completed during fiscal 2008. As another example, we note that holders of the senior secured convertible notes due 2024 currently have the right to elect to put the notes to you. Discuss how you plan to finance construction of this facility, any store expansions that you intend to complete in fiscal 2008, and any elections noteholders may deliver to you for purposes of converting the notes.
Response: In this response, we have described certain elements, factors and scope of intended disclosure for future filings. These disclosures are for illustrative purposes only, and any actual future disclosures will reflect the facts and circumstances that exist at the time of the related filing, as well as changes based on any future guidance, interpretations or new rules issued by the Commission or Staff on these matters.
We intend to revise and increase our disclosure to more clearly address the current and potential impact of the current economic conditions on our liquidity and capital resources, especially in light of the fact that our primary sources of liquidity are cash flows from operations and our Credit Agreement. With respect to our Company’s distribution center near Atlanta, Georgia, construction was completed and we began to lease the facility in fiscal 2008. The Company leases substantially all of its stores, office facilities, distribution centers and equipment, including the Company’s distribution center near Atlanta, Georgia; as such, we do not anticipate our leasing of the Atlanta distribution facility to have any material impact on our liquidity or cash flows. In addition, with respect to the put right held by the holders of our unsecured senior convertible notes, we reference the Current Report on Form 8-K filed by us on February 19, 2009, whereby

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we provided disclosure with respect to the tender of greater than 99% of our outstanding notes. We also intend to include disclosure similar to that set forth in the 8-K filing in the subsequent event portion of our Form 10-K. In addition, please see the below disclosure which we plan to incorporate into our liquidity and capital resources discussion, which addresses, among other items, our store expansions, as well as the construction of our new corporate headquarters:

“On November 19, 2008 we entered into an Eighth Amendment to our Credit Agreement, the effect of which was to increase our aggregate revolving loan commitment by $90 million, to a total of $440 million. To effectuate this increase, Wells Fargo Retail Finance and U.S. Bancorp were added as lenders under our Credit Agreement. The increase was sought to provide additional capacity in light of the economic environment.”

“Cash flows generated from operations and funds available under our Credit Agreement in 2009 should be sufficient to satisfy our capital requirements through fiscal 2009. Normal operating expenses are expected to consist primarily of capital expenditures related to the addition of new stores, remodeling of existing stores, enhanced information technology and improved distribution infrastructure. Currently, the Company plans to open [19] new Dick’s stores, [one] new Golf Galaxy store and convert [12] Chick’s Sporting Goods stores to Dick’s Sporting Goods stores during fiscal 2009. The Company also plans to relocate [one] Dick’s Sporting Goods store and [three] Golf Galaxy stores during fiscal 2009. The Company plans to lease all of its 2009 new stores. This level of store expansion is significantly lower than historical levels and will enable the Company to preserve more capital for information technology enhancements, specifically for the continued integration and store conversions of the Chick’s Sporting Goods stores acquired in November 2007. Other new business opportunities or store expansion rates substantially in excess of those presently planned may require additional funding. The Company currently anticipates receiving landlord allowances at [five] of its planned 2009 new stores totaling approximately $[20] million. The amount and timing of receipt of these allowances depend, among other things, upon the timing of new store construction and the ability of landlords to satisfy their contractual obligations.”

“The Company currently anticipates the completion of a new corporate headquarters building by January 2010. The building will be leased, and the project has been financed by the developer except for any project scope changes requested by the Company. The Company does not anticipate any material changes to the project scope and therefore does not anticipate any material cash requirements in 2009 related to the new corporate headquarters building.”

“The Company has created a capital appropriations committee to approve all capital expenditures in excess of certain amounts and to group and prioritize all capital projects between required, discretionary, and strategic. While there can be no assurance that current expectations will be realized, the Company expects capital expenditures, net of deferred construction allowances and proceeds from sale leaseback transactions, to be approximately [$65] million in 2009, including Golf Galaxy and Chick’s Sporting Goods capital expenditure requirements.”
Item 9A. Controls and Procedures, page 38
3.	We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective as of such date “in ensuring that material information relating to the Company...required to be disclosed by [you] in reports that it files or submits under the Exchange Act is recorded, processed, summarized, accumulated, communicated and reported, within the time periods specified in

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the SEC rules and forms.” As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.
Response: In future filings, if true at the time of such filing, the Company will revise the statement regarding its disclosure controls and procedures so as to include the entire definition of disclosure controls and procedures, which will read as follows:
“The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of the disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective, as of the end of the period covered by this Report ( ), in ensuring that material information relating to the Company, including its consolidated subsidiaries, required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Inclusion of this revised statement in our Form 10-K for the year ended February 2, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended May 3, August 2, and November 1, 2008 would not have changed the conclusion reached by the Company that our disclosure controls and procedures were effective.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 19
Compensation Discussion and Analysis, page 19
Benchmarking Executive Compensation, page 21
4.	We note your indication that the Compensation Committee approved the establishment of an Executive Compensation Retail Peer Group using certain criteria, including retailers with revenues generally up to double the annual revenues of the Company. Please revise to disclose why you would include in your peer group companies that meet this criteria, as opposed to utilizing companies with annual revenue equal to yours.
Response: In this response, we have described certain elements, factors and scope of intended disclosure for future filings. These disclosures are for illustrative purposes only, and any actual future

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disclosures will reflect the facts and circumstances that exist at the time of the related filing, as well as changes based on any future guidance, interpretations or new rules issued by the Commission or Staff on these matters.

We intend to revise our disclosure as set forth below in italics so as to address why we, with the assistance of the Hay Group, management’s outside consultants, established an Executive Compensation Retail Peer Group using criteria that includes retailers with revenues generally up to double our annual revenues, as opposed to utilizing companies with annual revenue equal to ours:

“The Peer Analysis focused on base pay, annual bonus and stock-based compensation. The Compensation Committee approved the establishment of an “Executive Compensation Retail Peer Group” using the following general criteria for purposes of conducting the Peer Analysis:
•      publicly held specialty retailers;
•      retailers with revenues generally up to double the annual revenues of the Company;
•      retailers with comparable financial metrics that consider both short and longer-term performance such as Total Shareholder Return, Sales and Net Income Growth, Return on Invested Capital and Return on Equity; and
•      companies with which we compete for executive talent.
The decision to include companies with up to double annual revenues of the Company aligns with the aspirational nature of our growth strategy thereby reflecting the appropriate recruitment universe from which we desire to attract executive officer talent to support that strategy. Additionally, the broader criteria ensure a sufficient number of companies are included in our peer group to provide meaningful benchmarks. Since the current economic conditions have affected most, if not all, of these companies in a similar manner, the Committee believes the peer group continues to represent a proper benchmark for our executive officer compensation.”
Annual Bonus, page 23
5.	We note that you have disclosed the 2007 and 2008 consolidated EBT targets, however, with respect to the other metrics you utilize for purposes of your annual bonus program, such as Dick’s EBT, Sales, Margin Percent Increase and Inventory Turn Ratio, you state that those metrics were set at levels “such that the relative difficulty of achieving the target level is consistent from year to year.” Please disclose the 2007 target level associated with each of these metrics. To the extent you believe disclosure of these metrics is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.
Response: In this response, we have described certain elements, factors and scope of intended disclosure for future filings. These disclosures are for illustrative purposes only, and any actual future disclosures will reflect the facts and circumstances that exist at the time of the related filing, as

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well as changes based on any future guidance, interpretations or new rules issued by the Commission or Staff on these matters.

In response to the Staff’s comment, the Company respectfully asserts that it does not believe it is appropriate to disclose the target level of Dick’s Sporting Goods, Inc. (on a non-consolidated basis (“Dick’s”)) EBT (earnings before taxes), Sales Margin Percent Increase and Inventory Turn Ratio for any periods or other non-consolidated reported information (collectively, the “Confidential Information”) for the following reasons: (i) these targets, in large measure, are not likely to be used in the future and represent an anomaly driven primarily by an acquisition made by the Company, (ii) the Company does not believe the disclosure of the Confidential Information is material or necessary to an understanding of the bonus awards awarded under our bonus plan (the “Executive Bonus Plan”), and that the Confidential Information could easily be misunderstood or unduly relied upon by the public, and (iii) the disclosure of the Confidential Information would cause competitive harm to the Company.

Not Likely to Be Used in the Future; Represent Historic Anomaly. Historically, the Company has based its annual bonus for its named executive officers on performance targets for the Company on a consolidated basis—primarily consolidated EBT (see the Company’s 2003, 2004, 2005, 2006 and 2007 proxy statements). In February 2007, however, the Company completed its acquisition of Golf Galaxy, Inc. (“Golf Galaxy”) and for the most part retained the incumbent management of Golf Galaxy as operators of the Golf Galaxy stores. As contemplated by the acquisition documentation for Golf Galaxy, Golf Galaxy’s then current management team was provided a level of autonomy for operating Golf Galaxy post-acquisition. As a result of this acquisition and the retention of the Golf Galaxy incumbent management and its autonomy, the Compensation Committee, in consultation with the Company’s Chief Executive Officer, determined that it was appropriate for the bonus metrics for certain of our named executive officers post-Golf Galaxy acquisition to be set on a non-consolidated basis. Given the competitive pressures of the marketplace and the relative responsibilities of the named executive officers at that time, the Company temporarily shifted its bonus targets under the Executive Bonus Plan for the named executive officers towards non-consolidated metrics, such that for fiscal 2008, with the exception of the Company’s Chairman and Chief Executive Officer, each of the named executive officers had their bonus metrics established on a non-consolidated (i.e., Dick’s stand-alone or Golf Galaxy stand-alone) basis.

In July 2008, the Company announced that the Chief Executive Officer of Golf Galaxy was separating from his employment with Golf Galaxy, and the Company also began a consolidation of the Golf Galaxy’s operations with those of Dick’s. As such, the circumstances that precipitated the shift to non-consolidated targets no longer existed. As the Staff would note, for tax reasons and in order to align the interest of the Company’s compensation programs with those of the Company’s stockholders, bonus metrics for the named executive officers are established within the first 90 days of the Company’s fiscal year; as such, the fiscal 2009 metrics and targets have not yet been finalized as of this date. Although bonus targets for fiscal 2009 have not yet been set, the Company believes that its use of these non-consolidated metrics for its named executive officers will not be utilized as targets in fiscal 2009; instead a consolidated metric will be used. As such, we believe that the Company’s use of Dick’s only EBT, Sales, Margin Percentage Increase and Inventory Turn Ratio (or similar metrics for Golf Galaxy on a stand-alone basis) to be somewhat of a historical anomaly driven largely by the Golf Galaxy acquisition.

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Not Material or Necessary to an Understanding of the Bonus; Could be Misunderstood or Unduly Relied Upon. Notwithstanding that these stand-alone metrics are likely to be discontinued, the Company also does not believe that specifying the target level of Dick’s only EBT, Sales, Margin Percentage Increase and Inventory Turn Ratio or Golf Galaxy stand-alone metrics would provide information that is material or necessary to an understanding of the Executive Bonus Plan. The Company believes that disclosing these projections in the proxy statement would not aid the public in understanding the Company’s compensation policies and decisions regarding the named executive officers.

This conclusion is largely based on the fact that the Company does not provide Dick’s only EBT, Sales, Margin Percentage Increase and Inventory Turn Ratio or Golf Galaxy stand-alone metrics to the public. The Company neither prospectively, nor as a matter of historical reporting, reports publicly these stand-alone metrics. We believe that disclosing these metrics in our proxy statement, when there is no other disclosure of these metrics in the public domain, could result in the metrics being misunderstood by our stockholders. Further, we believe that such incongruous disclosure of the metrics could cause our stockholders and the public to place undue reliance on the metrics, which as discussed above were used for only a short period of time, and were used solely as a result of the Golf Galaxy acquisition.

Comparatively, the Company does report publicly consolidated EBT—generally on a historical basis— and therefore includes this metric at the target level in the Company’s Regulation S-K 402 disclosure in the Company’s proxy statement. Historically, although the Company has, and in the future intends to, publicly report the metric of consolidated EBT at the target level, they have not disclosed, and do not intend to disclose on a going-forward basis, the EBT metric at either of the other levels (minimum, threshold and maximum) used by the Company to determine potential bonus payment amounts, for the same competitive harm reasons set forth in this response below.

Competitive Harm. As the Staff notes, Instruction 4 to Item 402(b) of Regulation S-K provides that a company need not disclose the specific qualitative and quantitative aspects of its performance objectives and goals if such disclosure would result in competitive harm to such company. Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Courts have construed exemption 4 and provided guidance regarding the scope of the exemption in several cases. One of the principal cases is Gulf & Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), in which the Court of Appeals for the District of Columbia Circuit (the “D.C. Circuit”) affirmed a district court ruling that the Government was entitled to withhold certain documents from the disclosure requirements of FOIA pursuant to exemption 4. In that case, the court held that for information to fall within exemption 4, “the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential.” Id. at 529 (citing National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974) et al). The information being sought in that case met the first two requirements because it was financial or commercial and related to the business of Norris Industries, Inc., a third party defense contractor (“Norris”). Id. at 529-30. In determining whether such information was entitled to confidential treatment, the court, citing Morton, held that “[i]nformation is privileged or confidential if it is not the type usually released to the public

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and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained.” Id. at 530 (citing Morton, 498 F.2d at 770).

The D.C. Circuit further held that “[i]n order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown. Id. at 530 (citing National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)).

The court ultimately affirmed the district court’s ruling that the government was entitled to withhold the information being sought because it found that disclosure of such information would allow Norris’s competitors to calculate accurately its future bids and its pricing structure from the withheld information. Id. According to the court, such information should remain confidential because it was not “of the type normally released to the public” and that “substantial competitive harm” would be caused if it were disclosed. Id.

In Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992), the D.C. Circuit, in an en banc decision, re-affirmed the long-standing two-part exemption 4 confidentiality test that was articulated in Morton, supra, and on which the Gulf & Western court based its decision. Id. at 872. Under the Morton test, any financial or commercial information is confidential for the purposes of exemption 4 if “disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future, or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Critical Mass, 975 F.2d at 878 (quoting Morton, 498 F.2d at 770). While government interest is unlikely to be implicated where the production of information is compelled, competitive interest remains a threat to the business of the person from whom the information is sought.

We believe that, as elaborated more fully below, the specific Confidential Information and other performance metrics under the Executive Bonus Plan that are set on a non-consolidated basis (collectively the “Metrics”) are exempted from disclosure under exemption 4 because they meet all three requirements referred to above: the information (1) is commercial or financial; (2) was obtained from a person outside of the government; and (3) is “confidential,” as defined by the D.C. Circuit in Gulf & Western. For all of the reasons set forth herein, such information is “not of the type normally released to the public,” and “substantial competitive harm” to the Company would be caused were it to be disclosed.

Notwithstanding that the Metrics used in fiscal 2008 were historic anomalies, they also were a part of our 2008 internal planning process. To be successful, we have developed a confidential internal planning process, the result of which is our internal operating plan, which drives our store operations, our growth plans, vendor relations, product offerings, private label brand offerings, investments in company, capital expenditures, employee recruitment, expense control efforts and other critical matters that are important to operating and growing a big-box specialty retailer. The Metrics that were set for our executive officers for compensation purposes in fiscal year 2008 were based upon our confidential internal operating plan. Our Compensation Committee in conjunction with our Chairman and Chief Executive Officer’s input, selected the Metrics for compensation purposes because they represent key components of this internal and confidential plan. We believe in our judgment that our overall financial model is well communicated to and understood by investors, but this internal operating plan is not communicated to investors, is not needed in order to understand our financial model, and the disclosure of such plans would seriously harm the Company’s competitiveness.

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We believe that the data regarding our internal operating plan is not material to an understanding of the compensation of our named executive officers, would be of relatively little value to investors and furthermore could be misleading. The disclosure is not material in that there is a specifically limited range for the Metrics and of payments under the Executive Bonus Plan, which limits are expressly communicated to the stockholders in the Compensation Discussion and Analysis and in the compensation tables provided pursuant to Item 402(b) of Regulation S-K. As it relates to executive compensation and our Executive Bonus Plan, we believe that our stockholders have the material information they need, without disclosure of actual Metrics, to understand that achievement under the Executive Bonus Plan is intended to be challenging and require superior performance, and that payouts for such superior performance are bounded. In addition, the disclosure of the Metrics could confuse investors who generally focus on our public disclosures.

We operate in a very competitive industry. As disclosed in our Annual Report on Form 10-K for the year ended February 2, 2008:

“Competition
          The market for sporting goods retailers is highly fragmented and intensely competitive. The retail sporting goods industry comprises five principal categories of retailers:
•	Sporting goods stores (large format stores);

•	Traditional sporting goods retailers;

•	Specialty retailers;

•	Mass merchants; and

•	Catalog and Internet retailers.
        Large Format Sporting Goods Stores. The large format stores generally range from 20,000 to 100,000 square feet and offer a broad selection of sporting goods merchandise. We believe that our strong performance with the large format store in recent years is due in part to our unique approach in blending the best attributes of a large format store with the best attributes of a specialty shop.
        Traditional Sporting Goods Stores. These stores generally range in size from 5,000 square feet to 20,000 square feet and are frequently located in regional malls and multi-store shopping centers. They typically carry a varied assortment of merchandise. Compared to our stores, they offer a more limited product assortment. We believe these stores do not cater to the sports enthusiast.
        Specialty Stores. These stores generally range in size from approximately 2,000 to 20,000 square feet. These retailers typically focus on a specific category, such as athletic footwear, or an activity, such as golf or skiing. While they may offer a deep selection of products within their specialty, they lack the wide range of products that we offer. We believe prices at these stores typically tend to be higher than prices at the large format sporting goods stores and traditional sporting goods stores.

Securities and Exchange Commission
February 20, 2009

        Mass Merchants. These stores generally range in size from approximately 50,000 to over 200,000 square feet and are primarily located in shopping centers, freestanding sites or regional malls. Sporting goods merchandise and apparel represent a small portion of the total merchandise in these stores and the selection is often more limited than in other sporting goods retailers. We believe that this limited selection, particularly with well-known brand names, combined with the reduced service levels typical of a mass merchandiser, limit their ability to meet the needs of sporting goods customers. However, Wal-Mart is currently the largest retailer of sporting goods as measured by sales.
        Catalog and Internet-Based Retailers. We believe that the relationships that we have developed with our suppliers and customers through our retail stores provide us with a significant advantage over catalog-based and Internet-only retailers. These retailers sell a full line of sporting goods through the use of catalogs and/or the Internet.”
We respectfully advise the Staff that similar information (to our Confidential Information) is not available from our competitors, as they are either privately-held, their sporting goods product offerings are part of much larger offerings and are not separately presented or they too believe such information to be confidential and do not disclose it.

The Company has not divulged (even after a period closes), and does not plan to divulge, the Confidential Information to others, and it believes of no other party that would divulge the Confidential Information. The Confidential Information would not normally be available for “public perusal” if not for the argument that disclosure could be required by the federal securities laws. Revealing the Confidential Information contained in the proxy statement could damage the Company by providing competitors valuable insight into the Company’s specific operations of certain portions of the Company’s business and, in particular, portions of the Company’s golf business.

The Company believes that its determination to omit the Confidential Information from its proxy statement is reasonable and appropriate.

The Company believes that if it was required to disclose the Confidential Information in the proxy statement, it would be placed at a distinct competitive disadvantage and will experience substantial competitive harm if the Company’s competitors have access to the Confidential Information. In fact, the Company believes that disclosure of the Confidential Information may be detrimental to the interests of both its present and potential investors since such disclosure could place the Company at a competitive disadvantage.

6.	We note you provide the amounts that were paid to your named executives in connection with your 2007 bonus program on page 24, however, you have not explained how each of the amounts you arrived at were determined based upon achievement of the company metrics disclosed on page 23. Please revise so that it is clear how you arrived at the amounts you disclose here and in the Summary Compensation Table.
Response: In this response, we have described certain elements, factors and scope of intended disclosure for future filings. These disclosures are for illustrative purposes only, and any actual future disclosures will reflect the facts and circumstances that exist at the time of the related filing. Also, our future disclosures will consider any future guidance, interpretations or new rules issued by the Commission or Staff on these matters and, as a result, the illustrative disclosures provided in this letter may change accordingly.

Securities and Exchange Commission
February 20, 2009

Within CD&A, we set forth, in tabular form, the specific company metrics that are used to measure target incentive bonus achievement for each named executive officer, and further explain that the metrics for which bonus payments may be made are established based on a percentage change from the prior fiscal year results for the various metrics (see page 23 of last year’s proxy statement). We do not disclose the particular dollar amounts for non-consolidated metrics, for the reasons discussed in our response to comment 5 above; however, we do provide the actual target metric for consolidated EBT. As explained in our proxy statement, a specified percentage of each named executive officer’s annual salary is used to determine that amount of bonus, if any, to be paid. There are four such percentage targets established, which we set forth in tabular form- the minimum, threshold, target and maximum (see page 23 of last year’s proxy statement).

We intend to provide additional tabular disclosure to supplement the disclosure discussed above regarding amounts that were paid to our named executive officers in connection with our 2008 bonus program so as to more clearly delineate the connection between the metrics and targets achieved by the named executive officers with the bonus payments received. The following is an example of the narrative and table that we envision including:

“As a result of the Company’s fiscal 2008 operating results [as outlined above], and in connection with our 2008 bonus program we paid Messrs. Stack, Kullman, Schmidt, Hennion and Ms. Manto cash bonuses of $[ ], $[ ], $[ ], $[ ] and $[ ], respectively. The chart below summarizes the relationship between actual performance against target and payouts to our executive officers.

		Target Payout	Actual Payout as	Actual
	2008 Bonus	as a Percent of	a Percent of Base	Performance
Position[1]	Received	Base Salary	Salary	Percent
Chairman and Chief Executive Officer	$	200%	%	%
Executive Vice President, Finance, Administration and Chief Financial Officer	$	75%	%	%
President and Chief Operating Officer	$	75%	%	%
Executive Vice President and Chief Merchandising Officer	$	75%	%	%
Executive Vice President and Chief Marketing Officer	$	75%	%	%

[1]	Randall K. Zanatta, President and Chief Executive Officer- Golf Galaxy, stepped down from his position in July 2008. As such, his position is not included herein; for details regarding the elimination of this position and the departure of Mr. Zanatta, see page [ ] of this proxy statement.”
          If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (724) 273-3229.

Securities and Exchange Commission
February 20, 2009

Sincerely,
/s/ Timothy E. Kullman
Timothy E. Kullman
Executive Vice President and Chief Financial Officer

cc:	Edward W. Stack
Diane E. Lazzaris
Jeremiah G. Garvey